UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)*

                           REAL SILK INVESTMENTS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    756027108
                                 (CUSIP Number)

                                  Annual Filing

             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

                                Amendment No. 19

CUSIP No. 756027108

1        Names of Reporting Persons or

         S.S. or I.R.S. Identification Nos. of Above Person

                  Daniel R. Efroymson

2        Check the Appropriate Box                   (a) [ ]
         if a Member of a Group                      (b) [ ]

3        SEC Use Only

4        Citizenship or Place of Organization        U.S.A.

NUMBER OF                  5        Sole Voting Power
SHARES

BENEFICIALLY                           0
OWNED BY

EACH                       6        Shared Voting Power
REPORTING

PERSON WITH                            0

                           7        Sole Dispositive Power

                                       0

                           8        Shared Dispositive Power

                                       0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  0

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  0%

12       Type of Reporting Person

                  IN

                                  SCHEDULE 13G

                                Amendment No. 19

CUSIP No. 756027108

Item 1 (a)        Name of Issuer:

                           Real Silk Investments, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                           445 N. Pennsylvania Street, Suite 500
                           Indianapolis, Indiana 46204

Item 2 (a)        Name of Person Filing:

                           Daniel R. Efroymson

Item 2 (b) Address of Principal Business Office, or if none, Residence:

                           445 N. Pennsylvania Street, Suite 500
                           Indianapolis, Indiana 46204

Item 2 (c)        Citizenship:

                           U.S.A.

Item 2 (d)        Title of Class of Securities:

                           Real Silk Investments, Inc. Common Stock

Item 2 (e)        CUSIP Number:

                           756027108

Item 3            If this statement is filed pursuant to Rules 13d-1(b) or 13d-2
                  (b) or (c):

                  A.       [ ]     Broker or  Dealer registered under Section 15
                                   of the Act

                  B.       [X]     Bank as defined in section 3(a)(6) of the Act

                  C.       [ ]     Insurance Company as defined in  section 3(a)
                                   (19) of the Act

                  D.       [ ]     Investment company registered under section 8
                                   of the Investment Company Act

                 E.       [ ]     An investment adviser in accordance with
                                  Section 240.13d-1(b)(1)(1)(ii)(E)

                 F.       [ ]     An   Employee    benefit   plan   or endowment
                                  fund   in   accordance    with   Section
                                  240.13d-1(b)(1)(ii)(F)

                 G.       [ ]     A parent holding company or control  person in
                                  accordance with Section 240.13d-1(b)(ii)(G)

                 H.       [ ]     A savings association as defined in  Section 3
                                 (b) of the Federal Deposit Insurance Act

                 I.       [ ]     Group, in accordance with Section 240.13d-1(b)
                                  (1)(ii)(J)

                 J.       [ ]     Group, in accordance with section 240.13d-1(b)
                                  (1)(ii)(H)

                If this statement is being filed pursuant to Section 240.13d-1
                (c), check this box  [ ]

                  Not Applicable.

Item 4   Ownership:

                  Item 4 (a) Amount Beneficially Owned:

                           0

                  Item 4 (b) Percent of Class:

                           0%

                  Item 4(c) Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote: 0

                         (ii)  shared power to vote or to direct the vote: 0

                         (iii) sole power to dispose or to direct the
                               disposition of: 0

                         (iv) shared power to dispose or to direct the disposition of: 0

 Item 5 Ownership of Five Percent or less of a Class:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           Not Applicable.

Item 8 Identification and Classification of Members of the Group:

                           Not Applicable.

Item 9   Notice of Dissolution of Group:

                           Not Applicable.

Item 10  Certifications:



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2000

                                            DANIEL R. EFROYMSON

                                            By /s/ Jeremy D. Efroymson
                                               Jeremy D. Efroymson